Exhibit 8.1

SUBSIDIARIES OF CENNTRO ELECTRIC GROUP LIMITED

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Cenntro Automotive Corporation	Delaware

Cenntro Electric Group, Inc.	Delaware

Naked Brand Group, Inc.	Nevada

Naked, Inc.	Nevada

Cenntro Automotive Group Limited	Hong Kong

Hangzhou Cenntro Autotech Co., Ltd.	PRC

Hangzhou Hengzhong Tech Co., Ltd.	PRC

Hangzhou Ronda Tech Co., Ltd.	PRC

Shengzhou Cenntro Machinery Co., Ltd.	PRC

Simachinery Equipment Limited	Hong Kong

Tropos Motors Europe GmbH	Germany

Zhejiang Sinomachinery Co., Ltd.	PRC

Zhejiang Cenntro Machinery Co., Ltd.	PRC

Zhejiang Tooniu Tech Co., Ltd.	PRC

Zhejiang Xbean Tech Co. Ltd.	PRC